

August 2, 2012

<u>Via E-mail</u>
Mr. Thomas Dean Geer
President
Restoration Industries, Inc.
PO Box 9659
Treasure Island, FL 33740

> **Re:** **Restoration Industries, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 25, 2012**
> **File No. 333-179522**

Dear Mr. Geer:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 17</u>

1. You indicate that your pro forma net tangible book value per share after the offering was $0.07 in the 100% and 75% columns. In both of these columns, it appears that your pro forma net tangible book value per share after the offering should be $0.06 and the increase/decrease per common share attributable to investors should be $0.02. If so, the dilution to investors would be $0.04 and the dilution as a percentage of offering price would be 40% in both of these columns. It also appears that your pro forma net tangible book value per share after the offering should be $0.05 in the 50% column and $0.04 in the 25% column. If so, the increase/decrease per common share attributable to investors would be $0.01 in the 50% column and $0.00 in the 25% column. The dilution to investors would then be $0.05 in the 50% column and $0.06 in the 25% column. Dilution as a percentage of offering price would then be 50% in the 50% column and 60% in the 25% column. Please revise or advise. Refer to Item 506 of Regulation S-K.

Financial Statements

General

2. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

   You may contact Ernest Greene at (202) 551-3733 or, in his absence, Rufus Decker, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Jay Ingram
                                        Legal Branch Chief

cc: Jody M. Walker, Attorney at Law